Exhibit 4.11

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
The following summary of Power Solutions International, Inc.’s (the “Company”) capital stock is based upon certain provisions of the Company’s certificate of incorporation (the “Charter”), the Company’s amended and restated bylaws (the “Bylaws”) and certain provisions of Delaware law, does not purport to be complete and is subject to and qualified in its entirety by reference to the Charter, Bylaws and the General Corporation Law of the State of Delaware (the “DGCL”). The Charter and Bylaws are filed as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.11 is a part. Unless the context requires otherwise, all references to the “Company” in this section refer solely to Power Solutions International, Inc. and not to its subsidiaries.
General
Under the Charter, the Company’s authorized capital stock consists of 50,000,000 shares of common stock, par value $0.001 per share (“Common Stock”), and 5,000,000 shares of preferred stock, par value $0.001 per share (“Preferred Stock”). As of April 22, 2020, there were 22,857,602 shares of Common Stock issued and outstanding and no shares of Preferred Stock outstanding. All outstanding shares of Common Stock are fully-paid and non-assessable.
Common Stock is listed on the over-the-counter market (“OTCPink”) under the symbol “PSIX.”
Common Stock
Voting Rights. Except as otherwise provided by law, each holder of a share of Common Stock is entitled to one vote per share held on each matter to be considered by holders of Common Stock. The Charter does not provide for cumulative voting.
Dividend Rights. The holders of Common Stock are entitled to receive ratably, subject to the rights of any then outstanding shares of Preferred Stock, such dividends, if any, as may be declared by the Company’s board of directors (the “Board”) out of lawfully available funds.
Liquidation Rights. Upon any liquidation, dissolution or winding-up of the Company, the holders of Common Stock are entitled to share ratably in all of the Company’s assets which are legally available for distribution, if any, remaining after payment of all debts and other liabilities and subject to the prior rights of any holders of Preferred Stock.
Other. The holders of Common Stock have no preemptive, subscription, redemption or conversion rights.
Preferred Stock
The Board has the authority, without further action by the Company’s stockholders, to issue Preferred Stock from time to time, in one or more series, and to fix the number of shares, designations and other rights and qualifications, limitations or restrictions as the Board may authorize including:

•	the distinctive designation or title of each series and the number of shares that will constitute the series;

•	the voting powers, if any, of shares of the series;

•
the dividend rate on the shares of the series, the dates on which dividends are payable, any restriction, limitation or condition upon the payment of dividends, whether dividends will be cumulative, and the dates from and after which dividends will accumulate;

•	the prices at which, and the terms and conditions on which, the shares of the series may be redeemed, if the shares are redeemable;

•	the terms and conditions of a sinking or purchase fund for the purchase or redemption of shares of the series, if such a fund is provided;

•	any preferential amount payable upon shares of the series in the event of the liquidation, dissolution or winding up of, or upon the distribution of any of the Company’s assets; and

•
the prices or rates of conversion or exchange at which, and the terms and conditions on which, the shares of the series may be converted or exchanged into other securities, if the shares are convertible or exchangeable.

All Preferred Stock will, and when issued against full payment of their purchase price, be fully paid and nonassessable.

Anti-Takeover Effects of the Charter and Bylaws

Pursuant to the terms of the Charter, the Company has authorized but unissued shares of Common Stock which are available for future issuance without any further vote or action by the Company’s stockholders. In addition, as discussed below, pursuant to the terms of the Charter, the Company is authorized to issue, without stockholder approval, up to an aggregate of 5,000,000 shares of Preferred Stock, in one or more series as may have been determined by the Board, which may have established from time to time the number of shares to be included in such series, and fixed the designations, powers, preferences and rights of the shares of such series and the qualifications, limitations or restrictions thereof. Any Preferred Stock so established and designated by the Board may rank senior to Common Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of the Company.

Certain provisions in the Charter and the Bylaws, as well as the DGCL, may have the effect of discouraging transactions that involve an actual or threatened change in control of the Company. In addition, provisions of the Charter, the Bylaws and the DGCL may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests.

These shares of Common Stock and Preferred Stock may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of Common Stock and Preferred Stock, and the Company’s ability to fix the designations, powers, preferences and rights of shares of Preferred Stock, could render more difficult or discourage an attempt to obtain control over the Company by means of a proxy contest, tender offer or merger, or otherwise. It is not possible to state the actual effect of the issuance of any shares of Preferred Stock on the rights of holders of Common Stock until the Board determines the specific rights of that series of Preferred Stock.

Special Meetings of Stockholders. Special meetings of the stockholders of the Company may be called by the chairman of the Board, the chief executive officer or the Board pursuant to a resolution approved by a majority of directors then in office, or at the request in writing of stockholders owning at least 20% of the entire capital stock of the Company issued and outstanding and entitled to vote.

Advance Notice of Stockholder Action at a Meeting. Stockholders seeking to nominate directors or to bring business before a stockholder meeting must comply with certain timing requirements and submit certain information to the Company in advance of such meeting.

Business Combinations. The Company has expressly elected not to be governed by Section 203 of the DGCL.

Elimination of Liability in Certain Circumstances

The Charter eliminates the liability of the directors to the Company or the Company’s stockholders for monetary damages resulting from breaches of their fiduciary duties as directors. Directors remain liable for breaches of their duty of loyalty to the Company or the Company’s stockholders, as well as for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, and transactions from which a director derives improper personal benefit. The Charter does not absolve directors of liability for payment of dividends or stock purchases or redemptions by the Company in violation of Section 174 (or any successor provision) of the DGCL.

The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence. The Company does not believe that this provision eliminates the liability of directors to the Company or the Company’s stockholders for monetary damages under the federal securities laws. The Charter and Bylaws also provide indemnification for the benefit of the Company’s directors and officers to the fullest extent permitted by the DGCL as it may be amended from time to time, including most circumstances under which indemnification otherwise would be discretionary.

Transfer Agent and Registrar
The transfer agent and registrar for Common Stock is EQ Shareowner Services.